Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative and Investment Committee
Anadarko Employee Savings Plan:

We consent to the incorporation by reference in the Registration Statement (File No. 33-8643) on Form S-8 of Anadarko Petroleum Corporation of our report dated June 25, 2007, with respect to the statements of net assets available for benefits of the Anadarko Employee Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006 and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Anadarko Employee Savings Plan.

/s/ KPMG LLP

Houston, Texas
June 25, 2007